The Cincinnati Insurance Company ■ The Cincinnati Indemnity Company
The Cincinnati Casualty Company ■ The Cincinnati Specialty Underwriters Insurance Company
The Cincinnati Life Insurance Company ■ CFC Investment Company ■ CSU Producer Resources Inc.

March 23, 2018

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Cincinnati Financial Corporation
Form 10-K for the Fiscal Year December 31, 2017
Filed February 23, 2018
File No. 000-04604

Dear Mr. Rosenberg:

We have received your letter dated March 13, 2018, in response to our Annual Report on Form 10-K for the fiscal year ended December 31, 2017. We appreciate that your review was intended to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.

The following reflects our careful review of the comments you provided (keyed to your letter dated March 13):

Form 10-K for the Fiscal Year Ended December 31, 2017

Financial Statements for the Year Ended December 31, 2017
Note 11 - Income Taxes, page 153

Comment 1.

You state that you expect to complete determination of the effects of the Tax Act on your deferred tax assets and liabilities as part of the annual income tax return filing process which is expected to be completed in the fourth quarter of 2018. Please provide us the following information pursuant to Staff Accounting Bulletin 118:

•	Qualitative disclosures of the income tax effects of the Act for which the accounting is incomplete;

•	Disclosures of items reported as provisional amounts;

•	Disclosures of existing current or deferred tax amounts for which the income tax effects of the Act have not been completed;

•	The reason why the initial accounting is incomplete; and

•	The additional information that is needed to be obtained, prepared, or analyzed in order to complete the accounting requirements under ASC 740.

Mailing Address: P.O. Box 145496 ● Cincinnati, Ohio 45250-5496 ■ Headquarters: 6200 South Gilmore Road ● Fairfield, Ohio 45014-5141
mike_sewell@cinfin.com ● 513-603-5075 Office

Response to Comment 1.

Our Note 11-Income Taxes indicates that we expect to complete determination of the effects of the Tax Cuts and Jobs Act (“Tax Act”) on our deferred tax assets and liabilities as part of the annual income tax return filing process which is expected to be completed in the fourth quarter of 2018. We note that the Tax Act is subject to further clarification and interpretation by the U.S. Treasury Department (“Treasury”) and the Internal Revenue Service (“IRS”). We anticipate interpretative guidance of the Tax Act (not newly enacted tax law provisions) will be received throughout the year and we expect to update our estimates and our disclosure on a quarterly basis, as interpretative guidance is received within each quarter that it is received, and that our accounting for the Tax Act will be fully completed by the fourth quarter. Since Securities and Exchange Commission Staff Accounting Bulletin No. 118 (“SAB 118”) refers to a measurement period not extending beyond one year from the enactment date, we anticipate that any provisional amounts initially recorded will be finalized as a result of issued guidance no later than the fourth quarter of 2018.

Until further clarification is issued, which we anticipate would then allow us to complete our accounting requirements under ASC 740, we believe there are primarily two items for which the income tax effects of the Tax Act is incomplete.

•	Insurance claims and reserves for both life and property-casualty tax basis liabilities and

•	State income taxes

The Tax Act modified the provisions applicable to the determination of the tax basis of unpaid loss reserves. These modifications impact the payment patterns, applicable interest rates and methodology. The Tax Act instructed the U.S. Treasury Department to provide discount factors and other guidance required to determine the appropriate transitional adjustment, and this information has not yet been published by the IRS. The resulting transitional deferred tax liability and the offsetting increase in our insurance claims and reserves deferred tax assets, were recorded at December 31, 2017, using reasonable estimates based on available information and are considered provisional in accordance with SAB 118. As the established transitional deferred tax liability was offset by an increase in related deferred tax assets, any adjustment to the provisional amount will not impact our effective tax rate. In accordance with SAB 118, the insurance claims and reserves transitional deferred tax liability (and offsetting adjustment to the related deferred tax assets) and any other changes in deferred taxes resulting from clarification and interpretation of the Tax Act provided during 2018, although not expected to be material, will be recorded in the period in which the guidance is published.

The Tax Act adjusts various items that are components of federal taxable income. In certain states, federal taxable income is the starting point for state income tax calculations. However, historically, not all state income tax authorities conform to federal tax law changes for purposes of calculating state taxable income. Therefore, our resulting state deferred tax asset and effective tax rate amount were recorded at December 31, 2017, using reasonable estimates of our expectation of how certain states will adjust their state tax calculations in accordance with the Tax Act, based on available information and are considered provisional in accordance with SAB 118. In accordance with SAB 118, any change in our net state deferred tax asset and effective tax rate resulting from clarification and interpretation by state tax authorities directly related to the Tax Act provided during 2018, although not expected to be material, will be recorded in the period in which the guidance is published.

Prior to filing our 2017 Form 10-K, we assessed the estimated impact of the provisional matters noted above. While we cannot finalize its bookings without further information from the IRS or others, as noted above, we estimated that the potential adjustment impact to our deferred tax assets and liabilities would be less than $1 million on a gross basis.  Given the impact is immaterial, we believe that our SAB 118 disclosure is sufficient.  In future filings, we will continue to provide an update on the provisional estimates.

* * *

We look forward to your response prior to filing our first quarter 2018 10-Q.

Sincerely,

/S/ Michael J. Sewell
Michael J. Sewell, CPA
Chief Financial Officer,
Senior Vice President and Treasurer
(Principal Accounting Officer)